Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

[redacted] Secretariat

02060883

5th December 2002

SUPPL

02 DEC 17 AM 7:10

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 5th December 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 1/9

Company	Jardine Matheson Hldgs Ltd
TIDM	JAR
Headline	Share Repurchase etc
Released	10:31 5 Dec 2002
Number	7040E

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

1. SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	5th December 2002
Total number of shares repurchased:	528,800 shares
Price paid per share:	US$5.90

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

2. DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

Following the repurchase by JMH of its ordinary shares in the market and the completion of the cancellation in due course by JMH of the relevant repurchased shares, the interest of Jardine Strategic Holdings Limited ("JSH") in JMH will increase from 51.99% to 52.04%. JSH's interest is made up as follows:-

JSH Discloseable Interest	No. of shares	%
JSH	212,214,132	33.79
Jardine Securities Limited	100,460,881	15.996
Clare Investment and Trustee Company Limited	13,965,559	2.22
Other non-beneficial interests*	170,355	0.03
Total Holding	**326,810,927**	**52.04**

* *Deemed interest in shares held by certain non-profit-making organisations, the trustees or nominees of which are associate companies of JSH.*

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

5th December 2002

www.jardines.com